Exhibit 99.1

StoneCo’s Announces Short and Mid-Long Term Guidance

Georgetown, Grand Cayman, November 15th, 2023 - StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or the “Company”) announces short and mid long-term guidance for the years of 2024 and 2027 for key financial and operational metrics, as follows:

	2024	2027	CAGR '24-'27
MSMB TPV [R$ bn]	> 412	> 600	13%
Client Deposits [R$ bn]	> 7.0	> 14.0	26%
Credit Portfolio [R$ bn]	> 0.8	> 5.5	90%
MSMB Take Rate [%]	> 2.49%	> 2.70%	-
Adj. Net Income [R$ bn]	> 1.9	> 4.3	31%
Adm. Expenses [Adj. R$ bn]	< 1.125	< 1.450	8.8%

This press release presents non-IFRS financial information including adjusted net income and adjusted administrative expenses. These are important financial measures for the Company but are not financial measures as defined by IFRS. Reconciliations of the Company’s non-IFRS financial information to the IFRS financial information appear in today’s press release.

Finally, before we begin our formal remarks, I would like to remind everyone that today’s discussion may include forward-looking statements. These forward-looking statements are not guarantees of future performance and therefore you should not put undue reliance on them. These statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. Please refer to the forward-looking statements disclosure in the Company’s earnings press release.

In addition, many of the risks regarding the business are disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, which is available at www.SEC.gov.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co